

MAIL STOP 7010

October 13, 2006

James G. Bradley, Chairman of the Board
Wheeling-Pittsburgh Corporation
1134 Market Street
Wheeling, West Virginia 26003

RE: Wheeling-Pittsburgh Corporation
Preliminary Proxy
Amended October 5, 2006
File No. 0-50300

Dear Mr. Bradley:

We have limited our review of your amended filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. What consideration was given to whether Rule 14a-9 would require you to address the circumstances of the contest? In this regard, we note that Esmark has proposed an acquisition of the company which its nominees will support if elected to the board. We further note that the company is pursuing a transaction with another company and that a shareholder has indicated in a Schedule 13D filing that it would support a rights offering as an alternative to the two acquisition proposals. Why is this background information not material to a shareholder's voting decision?

2. Supplementally advise us as to the quorum requirement for your annual meeting in light of section 3 of the September 15, 2006 Stipulation and Order of the Delaware Court of Chancery and revise the Q&A section "HOW MANY SHARES MUST BE PRESENT OR REPRESENTED AT THE ANNUAL MEETING IN ORDER TO CONDUCT BUSINESS?" on page 1 accordingly. We note that the quorum requirement outlined on page 5 of your proxy statement appears consistent with the September 15, 2006 Stipulation and Order of the Delaware Court of Chancery.

Q: How Are Votes Counted?, page 2

3. Revise the third paragraph to state that broker non-votes will have the effective of votes "against" with regard to the proposals included as Items 3, 4 and 5. We note the correct disclosure at the bottom of page 5.

Date, Time and Place, page 5

4. Please disclose the meeting place.

Solicitation of Proxies, page 6

5. Revise here or where appropriate to provide all of the disclosure required pursuant to Item 4(b) of Schedule 14A, including the total amount estimated to be spent and the total expenditures to date.

Solicitation of Proxies, page 11

6. We note that you may employ various methods to solicit proxies, including telephone and facsimile. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Other Matters, page 27

7. We note your statement that approval of Esmark's proposal to amend your Amended and Restated By-Laws to fix the number of directors constituting the entire Board at 11 would prevent you from increasing the size of our Board of Directors. Please revise to clarify that Esmark's proposal does not prohibit the Board from amending the By-Laws to revise the number of directors after the 2006 Annual Meeting but rather states that no effect should be given to an increase in the size of the Board unilaterally adopted by the Board before the 2006 Annual Meeting.

Form of Proxy

8. Supplementally advise us as to your ability to adjourn the meeting in light of section 1 of the September 15, 2006 Stipulation and Order of the Delaware Court of Chancery. If after responding you continue to plan to use discretionary authority to adjourn the meeting to solicit additional proxies, please note that adjournment of a meeting in order to solicit additional proxies is not a matter incidental to the conduct of the meeting. See Rule 14a-4(c)(7). To the extent that you wish to vote the proxies in this way, you must provide a separate voting box on the proxy card so shareholders may decide whether to grant a proxy to vote in favor of adjournment for the solicitation of additional votes. Should you add this box, revise the proxy statement to provide a separate section discussing the reasons for this proposal and your voting recommendation with respect to this proposal.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since you are in possession of all facts relating to your disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

- you are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Craig Slivka, Staff Attorney, at (202) 551-3729 or Ade Heyliger, Special Counsel in the Office of Mergers and Acquisitions, at (202) 551-3636 with any other questions. Alternatively, you may contact me at (202) 551-3767.

Sincerely,

Pamela A. Long
Assistant Director

CC: Michael C. McLean
Kristen Larkin Stewart
Fax: (412) 355-6501